March 21, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Perimeter Solutions, SA
Registration Statement on Form S-3
File No. 333-270579

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-270579) filed with the Securities and Exchange Commission (the “Commission”) by Perimeter Solutions, SA on March 15, 2023 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any further questions or require additional information, please do not hesitate to contact Flora R. Perez of Greenberg Traurig, P.A. at (954) 768-8210.

Very truly yours,

By: /s/ Noriko Yokozuka
Noriko Yokozuka
General Counsel

cc:    Flora R. Perez, Greenberg Traurig, P.A.